

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____

FORM 8-K

____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **March 8, 2011**

____

Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

____

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02   RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(a) On March 8, 2011, Cross Country Healthcare, Inc. ("the Company") issued a press release announcing results for its quarter and year ended December 31, 2010, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K.   This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

ITEM 7.01   REGULATION FD DISCLOSURE

Incorporated by reference is a press release issued by the Company on March 8, 2011, which is attached hereto as Exhibit 99.1. This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on March 8, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

Dated: March 9, 2011

By: /s/ EMIL HENSEL

Emil Hensel
Chief Financial Officer

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CROSS COUNTRY HEALTHCARE REPORTS
FOURTH QUARTER AND YEAR-END 2010 RESULTS

BOCA RATON, Fla. – March 8, 2011 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $113.7 million in the fourth quarter ended December 31, 2010 and a net loss of $6.0 million, or ($0.19) per diluted share. Adjusted net income, a non-GAAP financial measure as defined in the accompanying financial statement tables, was $0.6 million, or $0.02 per diluted share on an adjusted basis, and excluded $6.6 million of after-tax trademark impairment charges related to the Medical Doctor Associates acquisition. In the same quarter of the prior year, the Company had revenue of $124.1 million and net income of $0.4 million, or $0.01 per diluted share. Adjusted net income was $1.7 million, or $0.05 per diluted share on an adjusted basis, and excluded an impairment charge and a legal settlement charge totaling $1.3 million after-tax. Cash flow from operations for the fourth quarter of 2010 was $6.7 million.

For the year ended December 31, 2010, the Company generated revenue of $468.6 million and had a net loss of $2.8 million, or ($0.09) per diluted share. Adjusted net income was $3.8 million, or $0.12 per diluted share on an adjusted basis. This compares to revenue of $578.2 million and net income of $6.7 million, or $0.22 per diluted share in the prior year. Adjusted net income in the prior year was $8.0 million, or $0.26 per diluted share on an adjusted basis. Cash flow from operations for the year ended December 31, 2010 was $31.5 million.

"The fourth quarter of 2010 appears to be the nadir of the most challenging period in our Company's history as our revenue expectation is for solid sequential growth in the first quarter of 2011," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc. "I continue to believe our strategy and operating discipline has put us in an attractive position relative to our major competitors. In particular, our early and internally-developed entry in 2003 into the managed service provider (MSP) delivery model has paid significant dividends for us, especially during this recent demand constrained environment," he added.

Mr. Boshart continued, "In our nurse and allied staffing business, demand for travel nurses is currently running at more than double the level of a year ago, although it remains well below historical levels. Our expectation for revenue improvement is being driven largely by our best-in-class MSP solution, which currently accounts for approximately 30% of our nurse and allied FTEs. Moreover, the number of hospitals where we have been awarded MSP status but have not yet implemented our program gives us confidence that our momentum is sustainable. We are also encouraged by the growth taking place in our clinical trial services business, which is the result of solid performance in the staffing component of this business. Meanwhile, in our physician staffing business, so far this year we have seen more positive indicators, but we remain only cautiously optimistic, in part, because of the limited visibility in this segment."

Nurse and Allied Staffing

For the fourth quarter of 2010, the nurse and allied staffing business segment (travel and per diem nurse and allied health staffing) generated revenue of $59.4 million, reflecting a 2% sequential increase from the third quarter of 2010, but a 9% decrease from the prior year quarter of $65.4 million. The sequential increase was due to higher FTE staffing volume. Contribution income (defined as income from operations before depreciation, amortization, impairment charges and corporate expenses not specifically identified to a reporting segment) increased 6% sequentially due to higher revenue and lower workers' compensation expenses, but decreased 22% to $5.6 million in the fourth quarter of 2010 from $7.2 million in the same quarter a year ago due to lower operating leverage.

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6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264 Fax: (561) 998-8533 www.crosscountryhealthcare.com

Segment staffing volume increased 2% sequentially from the third quarter of 2010, but decreased 8% from the prior year quarter. Travel staffing volume increased 3% on a sequential basis, but decreased 8% on a year-over-year basis. The segment revenue per FTE per day for the fourth quarter of 2010 was $304, essentially unchanged sequentially and down 1% on a year-over-year basis. For travel nurse staffing the average hourly bill rate decreased 1% sequentially and 3% year-over-year.

For the year-ended December 31, 2010, segment revenue decreased 23% to $242.2 million from $313.0 million in the prior year. Contribution income decreased 25% to $22.9 million from $30.6 million in the prior year.

Physician Staffing

For the fourth quarter of 2010, the physician staffing business segment generated revenue of $27.9 million, an 11% decrease sequentially from the third quarter of 2010 and a 16% decrease from $33.3 million in the prior year quarter reflecting a decline in demand and change in mix of physician specialties. Contribution income decreased 16% sequentially due to a decline in revenue that was partially offset by lower professional liability expenses and decreased 23% year-over-year due to lower operating leverage. Physician staffing days filled for the fourth quarter of 2010 was 17,924 days, an 11% decrease sequentially and an 18% decrease from the prior year quarter. Revenue per day filled for the fourth quarter of 2010 was $1,556, up fractionally on a sequential basis and a 2% increase from the prior year quarter due to a change in the mix of specialties.

For the year-ended December 31, 2010, segment revenue decreased 20% to $121.6 million from $151.9 million in the prior year. Contribution income decreased 14% to $13.1 million from $15.2 million in the prior year.

The Company believes the lingering effects of the recession and the weak housing market continue to delay the retirement plans of many physicians. These factors, along with a trend in which hospitals have had increased success in directly hiring physicians, have resulted in a decrease in demand for temporary physicians.

Clinical Trial Services

For the fourth quarter of 2010, the clinical trial services segment generated revenue of $15.3 million, a 2% decrease sequentially from the third quarter of 2010 and a 3% increase from $14.9 million in the prior year quarter. The sequential decrease was due to three less billable days, while the year-over-year increase was due to a higher average contract bill rate in the staffing business, which accounted for more than 90% of segment revenue. Contribution income was $1.3 million, a decrease of 25% sequentially due to the aforementioned fewer billable days and weakness in the non-staffing components of this segment, but a 46% increase on a year-over-year basis due primarily to significantly lower SG&A expenses in the fourth quarter of 2010.

For the year-ended December 31, 2010, segment revenue decreased 14% to $62.0 million from $71.7 million in the prior year. Contribution income decreased 9% to $6.4 million from $7.0 million in the prior year.

Other Human Capital Management Services

For the fourth quarter of 2010, the other human capital management services business segment (education and training and retained search) generated revenue of $11.1 million, a 6% increase sequentially from the third quarter of 2010 and a 4% increase from revenue of $10.7 million in the prior year quarter. Segment contribution income increased 90% sequentially and increased 24% from the prior year quarter to $1.3 million in the fourth quarter of 2010 due to improvements in both the education and the retained search businesses.

For the year-ended December 31, 2010, segment revenue increased 3% on a year-over-year basis to $42.8 million from $41.7 million in the prior year. Contribution income increased 27% to $3.8 million from $3.0 million in the prior year.

Debt Outstanding and Credit Facility

During the fourth quarter of 2010, the Company reduced its debt by $1.6 million from the end of the prior quarter. At December 31, 2010, the Company had $53.5 million of total debt on its balance sheet and a debt, net of cash, to total capitalization ratio of 14.2%. At the end of the fourth quarter of 2010, the Company's debt leverage ratio (as defined in its credit agreement) was 2.1 to 1, below the 2.5 to 1 maximum allowable ratio effective for the duration of the credit agreement. Non-cash impairment charges have no impact on the Company's debt covenant calculation.

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Guidance for First Quarter 2011

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, any impairment charges or valuation allowances, any significant legal proceedings or repurchases of the Company's common stock.

For the first quarter of 2011, the Company expects:

- Revenue to be in the $119.0 million to $121.0 million range.
- Gross profit margin to be in the range of 26.5% to 27.0%.
- Adjusted EBITDA to be in the 3.5% to 4.5% range. Adjusted EBITDA, a non-GAAP financial measure, is defined in the accompanying financial statement tables.
- Earnings per diluted share to be in the range of $0.00 to $0.02. The preceding EPS guidance is based on an estimated effective tax rate of 50%. Historically, the Company's gross profit margin declines sequentially from the fourth quarter to the first quarter due to factors such as the reset of payroll taxes, as well as two less days in the first quarter of the year. This combination results in a sequential decrease in earnings estimated at approximately $0.04 per diluted share in the first quarter.

Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Wednesday, March 9th at 10:00 a.m. Eastern Time to discuss its fourth quarter and year-end 2010 financial results. This call will be webcast live and may be accessed at the Company's website at www.crosscountryhealthcare.com or by dialing 888-972-6408 from anywhere in the U.S. or by dialing 210-234-0087 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available from March 9th through March 23rd. A replay of the conference call will be available by telephone from approximately noon Eastern Time on March 9th until March 23rd by calling 800-666-8984 from anywhere in the U.S. or 402-220-0269 from non-U.S. locations – Passcode: 2010.

Non-GAAP (Generally Accepted Accounting Principles) Financial Measures

This press release and accompanying financial statement tables reference non-GAAP financial measures including non-GAAP adjusted EBITDA, non-GAAP adjusted net income and non-GAAP adjusted earnings per diluted share. These non-GAAP financial measures are provided as additional information and should not be considered substitutes for, or superior to, financial measures calculated in accordance with U.S. GAAP. These non-GAAP financial measures are provided for consistency and comparability to prior year results; furthermore, management believes they are useful to investors when evaluating the Company's performance as it excludes certain items that management believes are not indicative of the Company's operating performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. The financial statement tables that accompany this press release include a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure and a more detailed discussion of each financial measure; as such, the financial statement tables should be read in conjunction with the presentation of these non-GAAP financial measures.

Correction for Barclays Capital Global Healthcare Conference Presentation

The following corrects certain information in the Company's previously issued press release on March 3, 2011: Cross Country Healthcare, Inc. is scheduled to make a presentation on Tuesday, March 15, 2011, at 2:00 p.m. Eastern Time at the Barclays Capital Global Healthcare Conference being held at the Lowes Miami Beach Hotel in Miami Beach, Florida.

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About Cross Country Healthcare

Cross Country Healthcare, Inc. is a diversified leader in healthcare staffing services offering a comprehensive suite of staffing and outsourcing services to the healthcare market that include nurse and allied staffing, physician staffing, clinical trial services and other human capital management services. The Company believes it is one of the top two providers of travel nurse and allied staffing services; one of the top three providers of temporary physician staffing (locum tenens) services; a leading provider of clinical trials staffing services and retained physician search services; and a provider of educational seminars, specifically for the healthcare marketplace. On a company-wide basis, Cross Country Healthcare has approximately 4,500 contracts with hospitals and healthcare facilities, pharmaceutical and biotechnology customers, and other healthcare organizations to provide our healthcare staffing and outsourcing solutions. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at this website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

In addition to historical information, this press release contains statements relating to our future results (including certain projections and business trends) that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the "safe harbor" created by those sections. Forward-looking statements consist of statements that are predictive in nature, depend upon or refer to future events. Words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests", "appears", "seeks", "will" and variations of such words and similar expressions intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, without limitation, the following: our ability to attract and retain qualified nurses, physicians and other healthcare personnel, costs and availability of short-term housing for our travel nurses and physicians, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth in Item 1A. "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, and our other Securities and Exchange Commission filings made during 2010 and 2011.

Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results and readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date of this press release. There can be no assurance that (i) we have correctly measured or identified all of the factors affecting our business or the extent of these factors' likely impact, (ii) the available information with respect to these factors on which such analysis is based is complete or accurate, (iii) such analysis is correct or (iv) our strategy, which is based in part on this analysis, will be successful. The Company undertakes no obligation to update or revise forward-looking statements. All references to "we," "us," "our," or "Cross Country" in this press release mean Cross Country Healthcare, Inc., its subsidiaries and affiliates.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877.686.9779 | Email: hgoldman@crosscountry.com

Cross Country Healthcare, Inc.
Consolidated Statements of Operations (a)
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended December 31,			Year Ended December 31,		
	2010	2009	% Change	2010	2009	% Change
Revenue from services	$ 113,677	$ 124,139	(8%)	$ 468,562	$ 578,237	(19%)
Operating expenses:						
Direct operating expenses	81,079	88,997	(9%)	336,250	424,984	(21%)
Selling, general and administrative expenses	27,147	27,462	(1%)	108,984	120,690	(10%)
Bad debt expense	179	227	(21%)	294	—	ND
Depreciation	1,887	2,128	(11%)	8,043	8,773	(8%)
Amortization	964	972	(1%)	3,851	4,018	(4%)
Impairment charges (b)	10,764	1,726	524%	10,764	1,726	524%
Legal settlement charge (c)	—	345	(100%)	—	345	(100%)
Total operating expenses	122,020	121,857	0%	468,186	560,536	(16%)
(Loss) income from operations	(8,343)	2,282	NM	376	17,701	(98%)
Other expenses (income):						
Foreign exchange loss	4	35	(89%)	76	66	15%
Interest expense, net	755	1,296	(42%)	4,072	6,174	(34%)
Other income	—	—	—	—	(193)	100%
Loss) income before income taxes	(9,102)	951	NM	(3,772)	11,654	NM
Income tax (benefit) expense	(3,098)	553	NM	(997)	4,960	NM
Net (loss) income	$ (6,004)	$ 398	NM	$ (2,775)	$ 6,694	NM
Net (loss) income per common share:						
Basic	$ (0.19)	$ 0.01	NM	$ (0.09)	$ 0.22	NM
Diluted	$ (0.19)	$ 0.01	NM	$ (0.09)	$ 0.22	NM
Weighted average common shares outstanding:						
Basic	31,103	30,917		31,060	30,825	
Diluted	31,103	31,108		31,060	30,999	

Cross Country Healthcare, Inc.
Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA, Adjusted Pretax Income, Adjusted Net Income and Adjusted Earnings Per Diluted Share
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2010	2009	2010	2009
(Loss) income from operations	$ (8,343)	$ 2,282	$ 376	$ 17,701
Depreciation	1,887	2,128	8,043	8,773
Amortization	964	972	3,851	4,018
Impairment charges (b)	10,764	1,726	10,764	1,726
Legal settlement charge (c)	—	345	—	345
Equity compensation	715	599	2,657	1,963
Adjusted EBITDA (d)	$ 5,987	$ 8,052	$ 25,691	$ 34,526
Net (loss) income	$ (6,004)	$ 398	$ (2,775)	$ 6,694
Impairment charges (b)	10,764	1,726	10,764	1,726
Legal settlement charge (c)	—	345	—	345
Adjusted pretax income (e)	4,760	2,469	7,989	8,765
Tax effect of impairment charges	(4,164)	(673)	(4,164)	(673)
Tax effect of legal settlement charge	—	(136)	—	(136)
Adjusted net income (e)	$ 596	$ 1,660	$ 3,825	$ 7,956
Net (loss) income per common share - diluted	$ (0.19)	$ 0.01	$ (0.09)	$ 0.22
Impairment charges per diluted share	0.35	0.05	0.35	0.05
Legal settlement charge per diluted share	—	0.01	—	0.01
Adjusted pretax income per diluted share	0.16	0.07	0.26	0.28
Tax effect of impairment charges per diluted share	(0.14)	(0.02)	(0.14)	(0.02)
Tax effect of legal settlement charge per diluted share	—	(0.00)	—	(0.00)
Adjusted earnings per diluted share (e)	$ 0.02	$ 0.05	$ 0.12	$ 0.26
Weighted average common shares outstanding used in the calculation of non-GAAP adjusted earnings per diluted share	31,151	31,108	31,160	30,999

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, amounts in thousands)

	December 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 10,957	$ 6,861
Short-term cash investments	1,870	1,708
Accounts receivable, net	64,395	70,172
Deferred tax assets	11,801	11,794
Income taxes receivable	5,595	7,405
Other current assets	9,796	7,794
Total current assets	104,414	105,734
Property and equipment, net	14,536	19,706
Trademarks, net	52,055	62,858
Goodwill, net	143,349	130,701
Other identifiable intangible assets, net	24,681	28,572
Debt issuance costs, net	2,112	1,536
Non-current deferred tax assets	2,484	5,390
Other long-term assets	4,577	2,092
Total assets	$ 348,208	$ 356,589
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 7,944	$ 8,143
Accrued employee compensation and benefits	17,258	16,140
Current portion of long-term debt	7,957	5,733
Interest rate swaps - current	—	1,427
Other current liabilities	3,744	3,113
Total current liabilities	36,903	34,556
Long-term debt	45,556	56,781
Other long-term liabilities	19,740	19,181
Total liabilities	102,199	110,518
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	243,005	240,870
Other comprehensive income	(2,401)	(2,979)
Retained earnings	5,402	8,177
Total stockholders' equity	246,009	246,071
Total liabilities and stockholders' equity	$ 348,208	$ 356,589

Cross Country Healthcare, Inc.
Segment Data (f)
(Unaudited, amounts in thousands)

	Three Months Ended December 31,					Year Ended December 31,				
	2010	% of Total	2009	% of Total	% Change	2010	% of Total	2009	% of Total	% Change
Revenue:										
Nurse and allied staffing	$ 59,417	52%	$ 65,374	53%	(9%)	$ 242,160	52%	$ 313,038	54%	(23%)
Physician staffing	27,895	25%	33,253	27%	(16%)	121,599	26%	151,853	26%	(20%)
Clinical trial services	15,301	13%	14,862	12%	3%	61,957	13%	71,678	13%	(14%)
Other human capital management services	11,064	10%	10,650	8%	4%	42,846	9%	41,668	7%	3%
	$ 113,677	100%	$ 124,139	100%	(8%)	$ 468,562	100%	$ 578,237	100%	(19%)
Contribution income (g)										
Nurse and allied staffing	$ 5,623		$ 7,175		(22%)	$ 22,888		$ 30,641		(25%)
Physician staffing	2,958		3,831		(23%)	13,052		15,165		(14%)
Clinical trial services	1,336		918		46%	6,391		7,029		(9%)
Other human capital management services	1,279		1,033		24%	3,768		2,973		27%
	11,196		12,957		(14%)	46,099		55,808		(17%)
Unallocated corporate overhead	5,924		5,504		8%	23,065		23,245		(1%)
Depreciation	1,887		2,128		(11%)	8,043		8,773		(8%)
Amortization	964		972		(1%)	3,851		4,018		(4%)
Impairment charges	10,764		1,726		524%	10,764		1,726		524%)
Legal settlement charge	—		345		(100%)	—		345		(100%)
(Loss) income from operations	$ (8,343)		$ 2,282		NM	$ 376		$ 17,701		(98%)

Cross Country Healthcare, Inc.
Other Financial Data
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,	
	2010	2009	2010	2009
Net cash provided by operating activities (in thousands) (a)	$ 6,737	$ 2,476	$ 31,522	$ 72,400
Nurse and allied staffing statistical data:				
FTEs (h)	2,124	2,314	2,185	2,735
Days worked (i)	195,408	212,888	797,525	998,275
Average nurse and allied staffing revenue per FTE per day (j)	$ 304	$ 307	$ 304	$ 314
Physician staffing statistical data:				
Days filled (k)	17,924	21,851	78,346	95,253
Revenue per day filled (l)	$ 1,556	$ 1,522	$ 1,552	$ 1,594

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(a)   Prior year data has been reclassified to conform to the current year's presentation.

(b) Impairment charges in the three months and year ended December 31, 2010, relate to the impairment of trademarks acquired in the Company's MDA acquisition, of which $10.0 million was for a trademark in the Company's physician staffing business segment and $0.7 million was for a trademark in the Company's nurse and allied staffing business segment. Impairment charges in the three months and year ended December 31, 2009 relate to an impairment of a specific trademark and database in the Company's clinical trial services business segment.

(c) Legal settlement charge relates to an agreement to settle a class action lawsuit (*Maureen Petray and Carina Higareda v. MedStaff, Inc.*).

(d) Adjusted EBITDA, a non-GAAP (Generally Accepted Accounting Principles) financial measure, is defined as (loss) income from operations before depreciation, amortization, non-cash impairment charges, a legal settlement charge related to a class action lawsuit (named above), and non-cash equity compensation. Adjusted EBITDA should not be considered a measure of financial performance under GAAP. Management presents Adjusted EBITDA because it believes that Adjusted EBITDA is a useful supplement to (loss) income from operations as an indicator of operating performance. Management uses Adjusted EBITDA as one performance measure in its annual cash incentive program for certain members of its management team. In addition, management monitors Adjusted EBITDA for planning purposes, including compliance with its debt covenants. Adjusted EBITDA, as defined, closely matches the operating measure used in the Company's Debt Leverage Ratio and Minimum Fixed Charges Ratio as defined by its Credit Agreement. Management believes Adjusted EBITDA, as defined, is useful to investors when evaluating the Company's performance as it excludes certain items that management believes are not indicative of the Company's operating performance.

(e) Adjusted pretax income, Adjusted net income and Adjusted earnings per diluted share, non-GAAP financial measures, are defined by pretax income, net income and earnings per diluted share before the non-cash impairment charges and a legal settlement charge related to a class action lawsuit (see footnote c above). Adjusted pretax income, Adjusted net income and Adjusted earnings per diluted share should not be considered a measure of financial performance under GAAP and have been provided for consistency and comparability of the 2010 results with the prior periods. Management believes such a measure provides a picture of the Company's results that is more comparable among periods since it excludes the impact of items that may recur occasionally, but tend to be irregular as to timing, thereby distorting comparisons between periods.

(f) Segment data provided is in accordance with the *Segment Reporting* Topic of the FASB ASC.

(g) Defined as income from operations before depreciation, amortization, impairment charges and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.

(h) FTEs represent the average number of nurse and allied contract staffing personnel on a full-time equivalent basis.

(i) Days worked is calculated by multiplying the FTEs by the number of days during the respective period.

(j) Average revenue per FTE per day is calculated by dividing the nurse and allied staffing revenue by the number of days worked in the respective periods. Nurse and allied staffing revenue also includes revenue from permanent placement of nurses.

(k) Days filled is calculated by dividing the total hours filled during the period by 8 hours.

(l) Revenue per day filled is calculated by dividing the applicable revenue generated by the Company's physician staffing segment by days filled for the period presented.